December 20, 2018

Christopher Carroll
Senior Vice President. Controller and Chief Accounting Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, NY 10022

       Re: The Interpublic Group of Companies, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 26, 2018
           Form 10-Q for the Quarter Ended September 30, 2018
           Filed October 25, 2018
           File No. 001-06686

Dear Mr. Carroll:

       We have reviewed your October 1, 2018 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 24, 2018 letter.

Form 10-Q for the Quarter Ended September 30, 2018

Note 2: Summary of Significant Accounting Policies
Revenue Recognition , page 8

1. Please more fully discuss in future filings how you determined you had two performance obligations in your advertising services and media services arrangements. In addition, please more fully discuss how you determined that you act as an agent for production services and media buying service. Reference ASC 606-10-50-12.
       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.
 Christopher Carroll
The Interpublic Group of Companies, Inc.
December 20, 2018
Page 2



FirstName LastNameChristopher Carroll                 Sincerely,
Comapany NameThe Interpublic Group of Companies, Inc.
                                                      Division of Corporation
Finance
December 20, 2018 Page 2                              Office of
Telecommunications
FirstName LastName